Exhibit 99.33

TSX: JE

•	FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE,

PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN

WHOLE OR IN PART, IN OR INTO THE UNITED STATES.

JUST ENERGY GROUP INC. ANNOUNCES CLOSING OF $100 MILLION

5.75% CONVERTIBLE DEBENTURE OFFERING

TORONTO, September 22, 2011—Just Energy Group Inc. (TSX—JE) (“Just Energy”) is pleased to announce it has closed its previously announced offering of $100 million aggregate principal amount of 5.75% convertible unsecured subordinated debentures (the “Convertible Debentures”). A syndicate led by CIBC, National Bank Financial Inc. and RBC Capital Markets, and including Scotia Capital Inc., TD Securities Inc., Haywood Securities Inc. and Jacob Securities Inc. acted as underwriters for the offering. The underwriters have also been granted an over-allotment option, exercisable, in whole or in part, at any time up until 30 days after closing, to purchase up to an additional $15 million aggregate principal amount of Convertible Debentures, to cover over-allotments.

Just Energy intends to use the net proceeds of the offering to fund future acquisitions including the previously announced acquisition of Fulcrum Retail Holdings LLC (the “Acquisition”), and for general corporate purposes. Fulcrum Retail Holdings LLC is a privately held retail electricity provider operating in Texas under the names Tara Energy LLC, Amigo Energy and Smart Prepaid Electric. Closing of the Acquisition is currently scheduled for October 3, 2011.

The Convertible Debentures have a maturity date of September 30, 2018 and are convertible at the option of the holder into Just Energy common shares at a conversion price of $17.85 per share any time prior to maturity or redemption. The Convertible Debentures are listed for trading on the Toronto Stock Exchange under the symbol “JE.DB.B”.

The securities referred to herein offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any other U.S. state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirement of the U.S. Securities Act and applicable U.S. state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Just Energy

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts and green energy products. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers. Just Energy also offers “green” products through its JustGreen and JustClean programs. The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint of their home or business. JustClean products allow customers in certain jurisdictions to offset their carbon footprint without purchasing commodity from just Energy. JustClean can be offered in all states and provinces and is not dependent on energy deregulation. Management believes that the JustGreen and JustClean products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents. Through its subsidiary Terra Grain Fuels, Just Energy produces and sells wheat-based ethanol. Just Energy has also launched, Hudson Solar, a solar project development platform in New Jersey.

Forward-Looking Statements

This press release contains forward—looking statements, including statements pertaining to the use of proceeds of the offering, closing of the Acquisition and the anticipated timing thereof. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the failure to satisfy any of the conditions to the completion of the Acquisition. Additional information on these and other factors that could affect closing of the Acquisition and the use of proceeds, are included in Just Energy’s prospectus filed in connection with the Convertible Debenture offering, which can be accessed through the SEDAR website at www.sedar.com or through Just Energy’s website at www.justenergy.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald

Executive Chair

Phone: (416) 367-2872

Mr. Ken Hartwick, C.A.

Chief Executive Officer & President

Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.

Chief Financial Officer

Phone: (905) 795-4206

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